Exhibit 99.8

Bridgeport Ventures Inc. Announces New Director

Toronto, Canada — January 10, 2011 — Bridgeport Ventures Inc. (TSX: BPV) (“Bridgeport”) is pleased to announce the appointment of Mr. Graham Clow to the board of directors of Bridgeport. Mr. Clow is a Chartered Accountant and a member of the Institute of Chartered Accountants of Ontario and the Institute of Chartered Accountants in England and Wales. Mr. Clow is self-employed as a public accountant and also serves as the Chief Financial Officer of New Dawn Mining Corp. (TSX: ND). Mr. Clow holds a B.Sc. (Hons.) from University College, University of London, United Kingdom. The appointment of Mr. Clow remains subject to the approval of the Toronto Stock Exchange.

Bridgeport also wishes to announce the resignation of Mr. John McBride from the board of directors. Bridgeport extends its best wishes to Mr. McBride in his future endeavours and wishes to thank him for his contributions.

About Bridgeport Ventures

Bridgeport Ventures Inc. (TSX: BPV) is a Canadian mineral exploration company with active gold and copper exploration in the Americas. The Company’s strong technical team has a solid record of exploration and discovery and a proven track record of mining development success. Additional information on Bridgeport can be found at: www.bridgeportventures.net.

Certain information set forth in this news release may contain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control of Bridgeport, including, but not limited to, the receipt of regulatory approvals. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.

For further information please contact:
Ms. Shastri Ramnath
President and CEO
Tel. (416) 350-2173
investorrelations@bridgeportventures.net
www.bridgeportventures.net